UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ONCBIOMUNE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68235A101

(CUSIP Number)

Carlos Fernando Alamán Volnie

Monte Pelvoux 130 Floor 3

Mexico City, Mexico 11000

(52) 55 5202 5854

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235A101

1. Names of Reporting Person I.R.S. Identification Nos. of above persons (entities only).
Carlos Fernando Alamán Volnie

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
30,579,006

8. Shared Voting Power
0

9. Sole Dispositive Power
30,579,006

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
30,579,006
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
25.0%
14. Type of Reporting Person
IN

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.0001 par value (“Common Stock”), of OncBioMune Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 11441 Industriplex Blvd, Suite 190, Baton Rouge, Louisiana 70809.

Item 2. Identity and Background

(a)	This statement is filed by Carlos Fernando Alamán Volnie (“Alaman”) (the “Reporting Person”).

(b)	The address of Alaman is Monte Pelvoux 130 Floor 3, Mexico City, Mexico 11000.

(c)	Alaman is an individual and is the indirect beneficial owner of the Common Stock reported herein. The Common Stock reported herein is owned by Banco Actinver, S.A., in its capacity as Trustee of the Irrevocable Management Trust Agreement Trust No. 2868 included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 13, 2017 (the “Form 8-K”) and reflects the Issuer’s shares of Common Stock beneficially owned by Alaman.

(d)	During the last five years, Alaman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Alaman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alaman is a citizen of Mexico.

Item 3. Source and Amount of Funds or Other Consideration

30,579,006 shares (the “Shares”) of Common Stock and 2,500,000 shares of the Issuer’s Series B Preferred Stock were issued to Alaman in exchange for 50 shares of capital stock of Vitel Laboratorios, S.A. de C.V., a Mexican variable stock corporation (“Vitel”) owned by Alaman and the consummation of the transactions provided for in the Contribution Agreement to the Property of Trust F/2868 entered into among Carlos Fernando Alaman Volnie (“Alaman”), Manuel Cosme Odabachian (“Cosme”) and the Issuer dated March 10, 2017 (the “Vitel Acquisition”) as disclosed in the Issuer’s Form 8-K.

Item 4. Purpose of Transaction

Alaman acquired the Shares in connection with the Vitel Transaction. Depending on market conditions and other factors, Alaman may acquire additional securities of the Issuer as he deems appropriate, whether on the open market or in privately negotiated transactions, private placements with the Issuer or otherwise. Alaman also reserves the right to dispose of some or all of the shares he owns in privately negotiated transactions with third parties or otherwise subject to the provisions set forth in Stockholders’ Agreement entered into among the Issuer, Jonathan F. Head, Ph.D., Andrew A. Kucharchuk, Cosme and Alaman dated March 10, 2017 (the “Stockholders’ Agreement”) included as Exhibit 10.3 to the Form 8-K.

Except as set forth above, Alaman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Alaman will continue to evaluate the Issuer and its management and may, depending upon such person’s then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5. Interest in Securities of the Issuer

(a) As of March 10, 2017, Alaman beneficially owns 30,579,006 shares of Common Stock of the Issuer, representing approximately 25.0% of the issued and outstanding shares Common Stock. This percentage is calculated based on 122,316,026 shares of Common Stock which were issued and outstanding as of March 10, 2017, which amount gives effect to the shares of Common Stock issuable in connection with the Vitel Transaction. Such shares do not include the following shares owned by the other parties to the Stockholders’ Agreement: (i) 2,500,000 shares of the Issuer’s Series B Preferred Stock beneficially owned by Alaman; (ii) 30,579,007 shares of Common Stock and 2,500,000 shares of Series B Preferred Stock beneficially owned by Cosme; (iii) 16,926,078 shares of Common Stock, 500,000 shares of Series A Preferred Stock and 2,892,000 shares of Series B Preferred Stock owned by Jonathan F. Head, Ph.D.; and (iv) 5,000,000 shares of Common Stock owned by Andrew A. Kucharchuk.

Summary Description of Series B Preferred Stock

The holders of shares of Series B Preferred Stock are entitled to dividends or distributions share for share with the holders of the Common Stock, if, as and when declared from time to time by the Issuer’s Board of Directors. The holders of shares of Series B Preferred Stock have the following voting rights:

●	Each share of Series B Preferred Stock entitles the holder to 100 votes on all matters submitted to a vote of the Issuer’s stockholders.

●	Except as otherwise provided in the Certificate of Designation, the holders of Series B Preferred Stock, the holders of Issuer Common Stock and the holders of shares of any other Issuer capital stock having general voting rights and shall vote together as one class on all matters submitted to a vote of the Issuer’s stockholders; and

●	Commencing at any time after the date of issuance of any shares of the Series B Preferred Stock (the “Issuance Date”) and upon the earliest of the occurrence of (i) a holder of the Series B Preferred Stock owning, directly or indirectly as a beneficiary or otherwise, shares of Common Stock which are less than 5.0% of the total outstanding shares of Common Stock, (ii) the date a holder of the Series B Preferred Stock is no longer an employee of the Issuer or any of its subsidiaries or (iii) five years after the Issuance Date, the Issuer shall have the right to redeem all of the then outstanding Series B Preferred Stock held by such holder at a price equal to the Stated Value (the “Redemption Price”). The Series B Preferred Stock which is redeemed as provided for in the Certificate of Designations shall be returned to the Issuer (and, if not so returned, shall automatically be deemed canceled). The Redemption Price shall be mailed to such holder at the holder’s address of record, and the Series B Preferred Stock owned by such holder shall be canceled.

(c) Pursuant to the terms and conditions of the Contribution Agreement, 30,579,006 shares of Common Stock and 2,500,000 shares of the Issuer’s Series B Preferred Stock were issued to Alaman in exchange for 50 shares of capital stock of Vitel and the consummation of the transactions provided for in the Contribution Agreement. The transaction closed on March 10, 2017.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Items 3, 4 and 5 is incorporated herein by reference.

Summary of the Stockholders’ Agreement

On March 10, 2017, in connection with the Vitel Acquisition, the Issuer, Jonathan F. Head, Ph.D., Andrew A. Kucharchuk, Cosme and Alaman entered into a Stockholders’ Agreement related to their ownership of shares of voting capital stock of the Issuer. Pursuant to the terms of the Stockholders’ Agreement. Alaman, Cosme and the Issuer shall establish a trust pursuant to the Trust Agreement. Cosme and Alaman shall each contribute, assign and transfer to the Issuer ownership of, and title over, one share of the capital stock of Vitel to the Issuer (the “Vitel Shares”) and Cosme and Alaman shall contribute, assign and transfer to the Trustee ownership of, and title over, the remaining 98 Vitel Shares for the benefit of the Issuer pursuant to the terms and conditions of the Trust Agreement. The Issuer shall contribute, assign and transfer to the Trustee ownership of, and title over, 61,258,013 shares of Common Stock and 2,107,681 shares of Series B Preferred Stock (collectively, the “OBM Shares”), for the benefit of Cosme and Alaman pursuant to the terms and conditions of the Trust Agreement.

Corporate Rights. The corporate rights resulting from the Vitel Shares contributed to the Trust will be exercised by the Trustee pursuant to the written instructions it receives from the Issuer. For such purposes, and pursuant to the bylaws of Vitel, the Issuer shall have the authority to instruct the Trustee regarding exercising any corporate rights it may be entitled to in its capacity as the majority Vitel shareholder.

Composition of the Board of Directors. The Stockholders’ Agreement permits the Vitel Stockholders to appoint one member to the Board of Directors, one designated by Dr. Head and Mr. Kucharchuk (the “Management Designee”), and two (2) independent directors shall be designated jointly by Dr. Head and Mr. Kucharchuk (the “Management Stockholders”) on the one hand, and the Vitel Stockholders, on the other, and the Management Stockholders or the Management Designee and the Vitel Stockholders or the Vitel Designee shall jointly appoint, as soon as practicable, an independent fifth member of the Board of Directors. Cosme shall be the initial designee of the Vitel Stockholders to the Board of Directors (the “Vitel Designee”), Dr. Head shall be the initial designee of the Management Stockholders (the “Management Designee”), and Charles L. Rice, Jr. and Daniel S. Hoverman shall be the initial independent designees jointly appointed by the Management Stockholders and the Vitel Stockholders (hereinafter all members of the Board of Directors which are not the Vitel Designee or the Management Designee, the “Independent Designees”).

Board of Directors Resolutions. The Stockholders’ Agreement requires the Board of Directors to adopt any and all resolutions with a vote from a majority of its members, provided that for any “Major Decision” as defined in the Stockholders’ Agreement, either the Vitel Designee or the Management Designee shall vote in favor of adopting the corresponding resolution. In the event of a deadlock amongst the members of the Vitel Board of Directors, the Board of Directors shall cast the deciding vote to resolve the deadlock amongst the board members of Vitel with a vote from a majority of its members.

Charter or Bylaw Provisions. Each stockholder of the Issuer who is a party to the Stockholders’ Agreement (each, a “Stockholder”) agrees to vote all of its Company Securities (as defined in the Shareholders Agreement) that are entitled to vote or execute proxies or written consents, as the case may be, and to take all other actions necessary, to ensure that the Issuer’s Articles of Incorporation and Bylaws (a) facilitate, and do not at any time conflict with, any provision of the Stockholders’ Agreement and (b) permit each Stockholder to receive the benefits to which each such Stockholder is entitled under the Stockholders’ Agreement. In addition, on the date of the Stockholders’ Agreement, the Vitel Stockholders and Management Stockholders agreed to sign, or direct the Trustee to sign, the written consents necessary to amend the Issuer’s Articles of Incorporation and Bylaws, substantially in the form of the documents attached to the Stockholders’ Agreement as Exhibit E.

Restrictions on Transfer. Generally, the Stockholders may not at any time, except as discussed below, transfer their respective Company Securities (x) to any of their Affiliates, their spouse, children, grandchildren, parents, sisters, brothers, nieces, nephews or any other relative within the second degree of kindred or a trust or other entity under a Stockholder’s control (the “Permitted Transferees”), or (y) with the prior consent of the other Stockholders which are also a party hereto, or (z) as otherwise permitted under the Stockholders’ Agreement (each, a “Permitted Transfer”), in the understanding that (1) each Management Stockholder will be considered a Permitted Transferee with respect to each other and each Vitel Stockholder will be considered a Permitted Transferee with respect to each other, (2) transfers by the Stockholders that are a party hereto resulting from their death shall be considered a Permitted Transfer, and (3) any Stockholder that is a party hereto may act individually in regards to the rights provided for in the Stockholders’ Agreement.

Right of First Refusal. In the event a Stockholder that is a party to the Stockholders’ Agreement wishes to transfer its Company Securities (other than a transfer which is part of an acquisition or strategic transaction approved by the directors of the Issuer as a Major Decision), the other non-transferring Stockholders that are also a party to the Stockholders’ Agreement shall have the irrevocable right of first refusal to purchase that shares of the selling shareholder.

Right of Co-Sale (Tag Along). In the event that any stockholder who is a party to the Stockholders’ Agreement or group of such stockholders intends to accept an offer (either solicited or unsolicited) from any third party to acquire or otherwise transfer Company Securities (as defined in the Stockholders’ Agreement), representing at least 20% (twenty per cent) of the outstanding Company Securities, on a fully diluted basis, the selling stockholder shall give an offer notice in writing to the other stockholders of the Issuer who are a party to the Stockholders’ Agreement, with a copy to the Issuer, containing the terms and conditions of such offer received from the interested third party. Each such stockholder shall have the right to participate in such offer by selling the pro rata proportion of its Company Securities pursuant to such offer to acquire or otherwise Transfer Company Securities (as defined in the Stockholders’ Agreement).

Drag Along. In the event a stockholder who is a party to the Stockholders’ Agreement or group of such stockholders representing at least 32% (thirty two per cent) of the outstanding Company Securities, on a fully diluted basis, intends to accept an offer from any third party to acquire or otherwise Transfer Company Securities, representing at least 50% (fifty per cent) of the outstanding Company Securities, on a fully diluted basis, and the transaction is approved by the Board of Directors as a Major Decision, then each such stockholder shall be obligated to sell its Company Securities pursuant to the offer to purchase. In case the drag along provision included herein is enforced, all the stockholders participating in such sale shall receive the same terms and conditions of sale based on their respective holdings of Company Securities and shall otherwise be treated equally based on such ownership interest.

Termination. The Stockholders’ Agreement terminates upon the earlier of the following: (i) three (3) years after March 10, 2017 (the “Closing Date”); (ii) in connection with any Shareholder, whenever such Shareholder directly or indirectly owns less than 5% (five per cent) of the fully diluted shares of the Issuer; or (iii) upon the consummation of a Liquidation Event (as defined in the Stockholders’ Agreement).

Other than as set forth above, Alaman (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to agreements in which he shall receive additional securities of the Issuer.

Agreement to Consent to Amendment to Amended and Restated Articles of Incorporation and Bylaws

Pursuant to the terms of the Contribution Agreement, the Issuer, Dr. Head, Mr. Kucharchuk, Cosme and Alaman agreed to consent to an amendment to the Issuer’s Amended and Restated Articles of Incorporation and bylaws as summarized below.

The agreed on amendment to the Issuer’s Amended and Restated Articles of Incorporation will provide: (i) that where a stockholder vote is required by the Nevada Revised Statutes, including, but not limited to (i) amendments to the Amended and Restated Articles of Incorporation, (ii) sale of substantially all of the Issuer’s assets, or (iii) mergers, conversion or exchanges, the affirmative vote of the holders of at least 60% of the votes of all stockholders of the Issuer who have voting power, voting together as a single class, is required to amend or repeal the Amended and Restated Articles of Incorporation. In addition, the proposed amendment will require the vote of the holders of stock having at least 60% of the votes of all stockholders of the Issuer who have voting power present in person or represented by proxy in order amend or repeal Article IV, Section 9 of the Bylaws.

The agreed on amendment to the Issuer’s bylaws will provide that generally that (i) the business of the corporation shall be managed under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by the bylaws directed or required to be exercised or done by the stockholders; (ii) when a quorum is present at any meeting, the vote of the holders of stock having at least 60% of the votes of all stockholders of the Corporation who have voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one on which by express provision of the statutes of the state of Nevada or of the articles of incorporation a greater vote is required, in which case such express provision shall govern and control the decision of such question; and (iii) stock representing at least 60% of the voting power of all outstanding stock of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the articles of incorporation.

Other than as set forth above, Alaman does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, Alaman has not pledged securities of the Issuer nor are the securities of the Issuer held by Alaman subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

99.1	Contribution Agreement to the Property of Trust F/2868 entered into among Manuel Cosme Odabachian, Carlos Fernando Alaman Volnie and OncBioMune Pharmaceuticals, Inc. dated March 10, 2017 (incorporated herein by reference to Exhibit 10.1 to Issuer’s Form 8-K filed with the SEC on March 10, 2017).

99.2	Irrevocable Trust Agreement Number F/2868 entered into among Manuel Cosme Odabachian, Carlos Fernando Alaman Volnie and OncBioMune Pharmaceuticals, Inc. as beneficiaries and Banco Actinver, S.A., as Trustee dated March 10, 2017 (incorporated herein by reference to Exhibit 10.2 to Issuer’s Form 8-K filed with the SEC on March 10, 2017).

99.3	Shareholders Agreement among OncBioMune Pharmaceuticals, Inc., Jonathan F. Head, Ph.D., Andrew A. Kucharchuk, Manuel Cosme Odabachian and Carlos Fernando Alaman Volnie dated March 10, 2017 (incorporated herein by reference to Exhibit 10.3 to Issuer’s Form 8-K filed with the SEC on March 10, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017
/s/ Carlos Fernando Alaman Volnie
Carlos Fernando Alaman Volnie